UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

[]    Check this box if no longer
subject to Section 16. Form 4 or
Form 5 obligations may continue.
See Instruction 1(b).

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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company Act
of 1935 or Section 30(f)of the Investment Company Act of 1940

1. Name and Address of Reporting Person*        2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                   BioTime, Inc. (BTX)                          to Issuer (Check all applicable)
Dresner          Milton         H.                                                              __X__ Director     _____ 10% Owner
(Last)          (First)      (Middle)           3.  IRS or Social Security  4.  Statement for   _____ Officer(give _____ Other
                                                    Number of Reporting         Month/Year            title below)   specify below)
                                                    Person (Voluntary)            03/01

28777 Northwestern Hwy, Suite 100
(Street)                                        5.  If Amendment,                             7.  Individual or Joint/Group Filing
                                                    Date of Original                              (Check Applicable Line)
                                                      (Month/Year)                             _X_Form filed by One Reporting Person
Southfield    MI           48304                                                               ___Form filed by More than One
(City)      (State)        (Zip)                                                                   Reporting Person

 Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security   2.  Trans-     3.  Trans-       4. Securities Acquired(A)  5. Amount of     6.  Owner-      7. Nature of
     (Instr. 3)             action         action          or Disposed of (D)         Securities        ship           Indirect
                            Date           Code           (Instr. 3, 4 and 5)         Beneficially      Form:          Beneficial
                                          (Instr. 8)                                  Owned at          Direct         Ownership
                                                                                      End of Month      (D) or
                            (Month/                                                                     Indirect
                              Day/                                                    Inst. 3 and 4)    (I)
                             Year)                                 (A)or
                                                          Amount   (D)       Price                     (Instr. 4)      (Instr. 4)
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  Common Shares,            3/31/01           A*           626       A      $7.99       52,224**           D
   no par value
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Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.
*If the form is filed by more than one reporting person,see Instruction 4(b)(v).

                                                                          (Over)
                                                                  SEC 1471(7-96)
FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conver-     3. Trans-   4. Trans-       5. Number of Deriv-       6. Date Exer-
       (Instr. 3)                   sion or        action      action          ative Securities Ac-      cisable and
                                    Exercise       Date        Code            quired (A) or Dis-        Expiration
                                    Price of                  (Instr. 8)       posed of (D)              Date
                                    Deri-         (Month/                     (Instr. 3, 4 and 5)       (Month/Day/
                                    vative          Day/                                                 Year)
                                    Security       Year)
                                                                                                      Date       Expir-
                                                                                (A)        (D)        Exer-      ation
                                                                                                     cisable     Date

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Option to Purchase Common Shares    $ 7.25         3/26/01        A             10,000               3/26/01     3/25/06
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Option to Purchase Common Shares    $11.50                                                           3/31/00     3/30/05
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Option to Purchase Common Shares    $12.57                                                           4/29/99     4/28/04
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7. Title and Amount   8. Price      9. Number     10.Owner-     11. Nature
   of Underlying         of            of deriv-     ship           of
   Securities            Deriv-        ative         Form of        Indirect
  (Instr. 3 and 4)       ative         Secur-        Deriv-         Benefi-
                         Secur-        ities         ative          cial
                         ity           Bene-         Security:      Owner-
           Amount or     (Instr.       ficially      Direct         ship
 Title     Number of       5)          Owned        (D)or         (Instr.4)
           Shares                      at End        Indirect
                                       of Month     (I)
                                      (Instr. 4)    (Instr. 4)
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Common       10,000       N/A          10,000           D
Shares
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Common       10,000       N/A          10,000           D
Shares
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Common       10,000       N/A          10,000           D
Shares
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Explanation of Responses:

*Mr. Dresner acquired these shares in lieu of cash director's fees. The number of such shares was determined based upon the closing price of BioTime common shares on the American Stock Exchange on the last trading day of the quarter.

**Includes 30,000 common shares that Mr. Dresner may acquire through the exercise of stock options.

** Intentional  misstatements or omissions of facts constitute  Federal Criminal
Violations. See 18 U.S.C.  1001 and 15 U.S.C.  78ff(a).

Note: File three copies of this Form, one of which must be manually  signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information  contained in this form are not  required to respond  unless the form  displays a valid OMB
Number.

  /s/Milton H. Dresner                                May 9, 2001
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**Signature of Reporting Person                          Date